Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, October 26, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.: Communicates MATERIAL FACT

Dear Madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	As previously reported, the Company expects the effective date (the “Effective Date”) of its plan of reorganization and financing (the “Plan of Reorganization”) that has been approved and confirmed in its reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) under the rules set forth in Chapter 11 of Title 11 of the United States Code to occur on November 3, 2022. Accordingly, on the Effective Date, the Company, together with its various subsidiaries that are parties to the Chapter 11 Proceeding, will emerge from the aforementioned proceeding.

2.	In connection with the foregoing:

a.	The Company contemplates that (i) the 73,809,875,794 new common stock, registered in the Securities Registry of the Financial Market Commission (“CMF”); (ii) the portion of the 1,257,002,540 Series G convertible notes that have been subscribed, (iii) the 1,372,839,695 Series H convertible notes; (iv) the 6,863,427,289 Series I convertible notes, all registered in the Securities Registry of the CMF (collectively, the notes referred to in (ii), (iii) and (iv) above, the “Convertible Notes”); and (v) the portion of the 3,818,042 new Series F corporate notes not convertible into shares that have been subscribed, also registered in the Securities Registry of the CMF, to be delivered to their respective subscribers on the Effective Date.

b.	The conversion periods of the Convertible Notes will commence as of the Effective Date, under the terms and conditions set forth in the respective indentures. It is reminded that the holders of Convertible Notes who wish to exercise their conversion option must do so in accordance with the procedure established for such purpose in the respective indenture, by means of a written communication addressed to LATAM, to the e-mail address InvestorRelations@latam.com with the subject “Solicitud de Conversión Bonos Convertibles”, according to the form attached as Annex Three to the indenture. For convenience, a copy of said format is available at https://www.latamairlinesgroup.net/es/news-releases/news-release-details/informacion-sobre-proceso-de-conversion-de-bonos-convertibles.

c.	As previously reported in an material fact dated May 11, 2022, general unsecured creditors that have elected to receive Series G Convertible Notes and Series I Convertible Notes will be entitled to receive a one-time cash distribution (the “Additional Cash Distribution”) determined based on the difference between the Company’s EBITDAR contemplated in its original business plan and the actual EBITDAR of the Company between January 1, 2022 and the date that is 15 days prior to the exit of the Chapter 11 Proceeding. Such Additional Cash Distribution shall be paid starting on the Effective Date.

The gross amount of such Additional Cash Distribution will ultimately be US$250 million, less (i) the fees payable to the backstop parties to the Plan of Reorganization under their respective backstop commitment agreements as disclosed in an material fact dated October 11, 2022, for extending the outside date under such agreements until November 30, 2022; and (ii) certain cash payments to be made by the Company with the support of the backstop creditors in the context of the Chapter 11 Proceeding. Considering these adjustments, the amount to be distributed as an Additional Cash Distribution will be approximately US$175 million.

3.	As soon as the Effective Date occurs, the Board of Directors will summon an Extraordinary Shareholders’ Meeting to proceed with the total renewal of the Company’s Board of Directors, in accordance with the terms set forth in Transitory Article Four of the Company’s bylaws.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.